UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BluePhoenix Solutions Ltd.

(Name of issuer)

Ordinary shares, NIS 0.01 par value

(Title of class of securities)

M20157109

(CUSIP number)

Phil Frohlich

1924 South Utica, Suite #1120

Tulsa, Oklahoma 74104-6429

(918) 747-3412

(Name, address and telephone number of person authorized to receive notices and communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

December 14, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M20157109	Page 2 of 8 Pages

(1)	Names of reporting persons PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,857,364
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,857,364
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,857,364
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.1%
(14)	Type of reporting person (see instructions) IA

SCHEDULE 13D/A

CUSIP No. M20157109	Page 3 of 8 Pages

(1)	Names of reporting persons PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 4,857,364
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,857,364
(11)	Aggregate amount beneficially owned by each reporting person 4,857,364
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.1%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. M20157109	Page 4 of 8 Pages

(1)	Names of reporting persons PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 4,857,364
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,857,364
(11)	Aggregate amount beneficially owned by each reporting person 4,857,364
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.1%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. M20157109	Page 5 of 8 Pages

(1)	Names of reporting persons PHIL FROHLICH
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S. CITIZEN
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,857,364
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,857,364
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,857,364
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.1%
(14)	Type of reporting person (see instructions) IN

Page 6 of 8 Pages

SCHEDULE 13D/A

This Amendment No. 3 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to Ordinary shares, NIS 0.01 par value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd., an Israeli company (the “Issuer”).

The Ordinary Shares held by Prescott Master Fund reported on this Schedule 13D were previously reported on a Schedule 13G/A filed with the Securities Exchange Commission on May 11, 2010 and a Schedule 13D filed with the Securities Exchange Commission on June 2, 2010, as subsequently amended on January 6, 2011, and again on June 27, 2011. Pursuant to the Reporting Persons’ change in plans and intentions regarding the Issuer, the Reporting Persons plan to file any additional statements with respect to the Ordinary Shares of the Issuer on Schedule 13G. Capitalized terms used herein but not defined have the respective meanings given to them in the Schedule 13D.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds

As of December 15, 2011, the Small Cap Funds had invested $11,198,566 (inclusive of brokerage commissions) in Ordinary Shares of the Issuer. The source of these funds was the working capital of the Small Cap Funds.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Item 4. Purpose of the Transaction

The sale of the Ordinary Shares of the Issuer by the Reporting Persons on December 14, 2011 was an opportunistic transaction for tax planning purposes of the Small Cap Funds.

In addition, subsequent to the Issuer’s annual meeting on December 20, 2011, Mr. Eric Green, a Managing Director at Prescott Capital, will no longer sit on the board of directors of the Issuer after the expiration of his term as a director.

Item 5 of the Schedule 13D is hereby amended as follows:

Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Ordinary Shares reported to be owned by the Reporting Persons is based upon the sum of (i) 25,051,992 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of November 9, 2011, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 16, 2011, and (ii) 409,372, the number of Series A warrants exercisable to purchase Ordinary Shares held by the Reporting Persons.

As of December 15, 2011, the Small Cap Funds beneficially owned 4,857,364 Ordinary Shares, representing approximately 19.1% of the issued and outstanding Ordinary Shares of the Issuer. Such Ordinary Shares consist of (i) 4,447,992 Ordinary Shares and (ii) Series A warrants exercisable to purchase 409,372 Ordinary Shares.

Prescott Capital, as the general partner of the Small Cap Funds, and Mr. Frohlich, as managing member of Prescott Capital, may also be deemed to beneficially own the 4,857,364 Ordinary Shares held by the Small Cap Funds, representing approximately 19.1% of the issued and outstanding Ordinary Shares of the Issuer.

Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the Ordinary Shares held by the Small Cap Funds except to the extent of their pecuniary interest therein.

(b) By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the Ordinary Shares owned by the Small Cap Funds reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 4,857,364 Ordinary Shares owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

(c) The transactions in the Issuer’s securities during the sixty days prior to the date hereof made by the Small Capital Funds and which may be attributed to the Reporting Persons are listed below. These transactions were effected in the open market.

	September 30,	September 30,
Trade Date	Quantity	Price/Share

12/14/2011	1,337,700	$0.60

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)	Not applicable.

Page 8 of 8 Pages

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2011

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich
Phil Frohlich